NOTICE OF CHANGE IN CORPORATE STRUCTURE
Section 4.9 of National Instrument 51-102 (“NI 51-102”)

Item 1.	Names of the parties to the transaction

T.B. Mining Ventures Inc. (the “Corporation”)
Sphere 3D Inc. (“Sphere 3D”)

Item 2.	Description of the transaction

The Corporation completed a consolidation (“Consolidation”) of its common shares (“Common Shares”) on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares and changed its name from “T.B. Mining Ventures Inc.” to “Sphere 3D Corporation” (the “Name Change”).

On December 20, 2012, the Corporation completed a reverse takeover transaction (the “Transaction”) among Sphere 3D and 8283729 Canada Inc., a wholly- owned subsidiary of the Corporation, which constituted a “qualifying transaction” of the Corporation pursuant to the policies of the TSX Venture Exchange.

Item 3.	Effective date of the transaction

The effective date of the Consolidation and the Name Change was December 20, 2012.

Item 4.	The name of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

No party ceased to be a reporting issuer after the Transaction. The Corporation, which is renamed “Sphere 3D Corporation” continues to be a reporting issuer in Ontario, British Columbia and Alberta.

Item 5.	Date of the reporting issuer’s first financial year-end after the transaction if section 4.9(a) or 4.9(b)(ii) of NI 51-102 applies

The first financial year-end of the Corporation is December 31, 2012.

Item 6.

Periods, including comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction if section 4.9(a) or 4.9(b)(ii) of NI 51-102 applies

As a result of the Transaction, the Corporation is required to file: (i) annual financial statements for the financial year ended December 31, 2012 and the comparative period ended December 31, 2011; (ii) an interim financial report for the three month period ended March 31, 2013 and the comparative period ended March 31, 2012; (iii) an interim financial report for the three and six month periods ended June 30, 2013 and the comparative periods ended June 30, 2012; and (iv) an interim financial report for the three and nine month periods ended September 30, 2013 and the comparative periods ended September 30, 2012.

Item 7.	The documents filed in respect of the transaction if section 4.9(a) or 4.9(b)(ii) of NI 51-102 applies

Please refer to the Information Circular of the Corporation dated September 6, 2012 and filed on SEDAR (www.sedar.com) on September 10, 2012.

Please also refer to the Filing Statement of the Corporation dated December 14, 2012 and filed on SEDAR (www.sedar.com) on December 14, 2012.

DATED at Mississauga, Ontario as of this 28th day of January, 2013.

SPHERE 3D CORPORATION
(formerly, T.B. Mining Ventures Inc.)

Per:	“T. Scott Worthington”
T. Scott Worthington
Chief Financial Officer